Exhibit 99.1

CAUTIONARY STATEMENT

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission, as well as other documents incorporated by reference therein, contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements represent the Company’s expectations, beliefs, intentions or strategies concerning future events, including, but not limited to, any statements regarding its current assumptions about future financial performance; the continuation of historical trends; the sufficiency of its cash balances and cash generated from operating activities for future liquidity and capital resource needs; the expected impact of changes in accounting policies on the Company’s results of operations, financial condition or cash flows; anticipated problems and its plans for future operations; and the economy in general or the future of the medical device industry, all of which are subject to various risks and uncertainties.

When used in our Form 10-K and in other filings by the Company with the Securities and Exchange Commission, in our press releases, presentations to securities analysts or investors, in oral statements made by or with the approval of an executive officer, the words or phrases “believes,” “may,” “will,” “expects,” “should,” “continue,” “anticipates,” “intends,” “will likely result,” “estimates,” “projects” or similar expressions and variations thereof are intended to identify such forward-looking statements. However, any statements that are not statements of historical fact should be deemed to be forward-looking statements.

We caution that these statements by their nature involve risks and uncertainties, certain of which are beyond our control, and actual results may differ materially depending on a variety of important factors, including, but not limited to such factors as market demand and pressures on the pricing for its products; changing market conditions, competition and growth rates within the medical device industry; changes in accounting policies; risks associated with operations outside of the U.S.; changing economic conditions such as general economic slowdown, decreased consumer confidence and the impact of war on the economy; and other risks and uncertainties, including those described below.

You should consider carefully the following cautionary statements if you own our common stock or are planning to buy our common stock. We intend to take advantage of the “safe harbor” provisions of the PSLRA by providing this discussion. We are not undertaking to address or update each factor in future filings or communications regarding our business or results except to the extent required by law.

We are at an early stage of commercialization with limited operating history

Founded in 1990, we were engaged primarily in the research, development and testing of, and the development of manufacturing capabilities for, the IRMA® (Immediate Response Mobile Analysis) System and the Paratrend® 7 until 1995. Since then, we have developed and are marketing product line extensions from both of these core technology platforms. These primarily include an expansion of the blood analysis test menu available on the IRMA System, the incorporation of the IRMA technology into the Blood Analysis Portal System, co-developed by the Company and Philips Medical Systems, and the extension of the continuous monitoring technology available on the Paratrend 7 to two additional continuous monitoring products, Neotrend™ and Neurotrend™. We have limited operating history upon which an evaluation of our prospects can be made. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered in growing a business in the evolving, heavily regulated medical device industry, which is characterized by an increasing number of entrants, intense competition and a high failure rate.

We are transitioning to a new distribution and direct sales force channel model

We market and distribute our products through both direct and indirect distribution channels. With the termination effective November 1, 2002 of our agreement with Philips Medical Systems (“Philips”) for exclusive worldwide distribution of our TrendCare continuous blood gas monitoring systems and intermittent testing blood analysis systems, we began establishing a direct sales force in the United States, the United Kingdom and Germany, and entered into new nonexclusive arrangements with third-party distributors outside of these countries for sale of these products. As of March 31, 2003, we have expanded our direct sales organization to 12 sales personnel and clinical application specialists based in the United States, the United Kingdom and Germany, with future additions dependent upon the rate and timing of sales growth. Further, we have expanded our global distribution network with the appointment of 15 third-party distributors primarily addressing markets in Europe, the Far East and the Middle East. We expect to make approximately five additional nonexclusive distributor appointments in these and other regions during 2003. We also continue to sell disposable cartridges, sensors and related accessories to Philips for Philips’ nonexclusive distribution to its customer base through October 31, 2004. While we believe we will be successful in establishing effective distribution channels, failure to do so under reasonable terms or within a reasonable timeframe could have a material and adverse effect on our ability to commercialize our products, and on our financial condition and results of operations. Once established, any significant failure of our new distributors to perform under the terms of the respective agreements, the significant failure of our direct sales force to meet sales objectives, or a significant failure on our part to adequately support the requirements of these parties, could also have a material and adverse effect on our operations and financial performance.

We have a history of operating losses

We have only recently begun to generate revenues and have incurred net operating losses since our inception. We expect to incur net operating losses at least through 2004. We cannot assure you that we will ever generate substantial revenues or achieve profitability.

Our success depends upon market acceptance of new technology

Our success depends upon acceptance of our products by the medical community as reliable, accurate and cost-effective. Our point-of-care blood testing and monitoring devices represent an alternative practice in critical or stat blood testing, which is currently performed primarily by central and stat laboratories of hospitals or by independent commercial laboratories. Although professional awareness of point-of-care blood testing is increasing, most acute care hospitals have already installed expensive blood testing instruments for use in their central and stat laboratories and may be reluctant to change standard operating procedures or incur additional capital expenditures for new blood analysis equipment. In addition, the limited number of blood analytes that can be analyzed on our products may cause certain hospitals not to consider them. We are unable to predict how quickly, if at all, our products will be accepted by the medical community or, if accepted, predict the volume of our products or the related disposable cartridges and sensors we can expect to sell.

We face significant industry competition and risk of product obsolescence

The medical technology industry is characterized by rapidly evolving technology and intense competition. We are aware of one other commercially available hand-held point-of-care blood analysis system, which is manufactured and marketed by i-STAT Corporation, but we expect that manufacturers of central and stat laboratory testing equipment will also develop new products to maintain their revenues and market share. Many of our competitors have substantially greater capital resources, research and development staff, and facilities than we do, and many of these companies also have greater experience in research and development, obtaining regulatory approvals, manufacturing, and sales and marketing. We cannot assure you that our competitors will not succeed in developing or marketing technologies and products that are more effective or less expensive than ours that could render our products obsolete or noncompetitive. Although we believe that our products may offer certain technological advantages over our competitors’ current products, earlier entrants in the market in a therapeutic area often obtain and maintain significant market share. Our product pricing is competitive with other point-of-care suppliers and is, in general, lower in price than centralized testing labs when the full cost of implementation is considered (i.e., equipment, maintenance, facilities and trained lab personnel). Centralized testing labs also do not provide the convenience and fast turnaround time for test results that point-of-care products offer. In the future, we may experience competitive pricing pressures that may cause a decrease in unit prices and sales levels.

We have limited manufacturing experience

We must manufacture our products in compliance with regulatory requirements, in sufficient quantities and on a timely basis, and still maintain product quality and acceptable manufacturing costs. Our products consist of two principal components: portable, microprocessor-based instruments and disposable sensors. We have limited experience producing our products in large commercial quantities. Although we believe that we will be able to achieve and maintain product accuracy and reliability when producing in large quantities, on a timely basis and at an acceptable cost, we cannot assure you that we will be able to do so. Also, product design changes, equipment failures and manufacturing process changes may disrupt our existing operations and impact sales.

We depend on patents and proprietary technology, which we may not be able to protect

Our success will depend in part on our ability to obtain patent protection for our products and processes, to preserve our trade secrets and to operate without infringing the intellectual property rights of others. The patent positions of medical device companies are uncertain and involve complex and evolving legal and factual questions. We cannot assure you that any of our pending or future patent applications will result in issued patents, that any current or future patents will not be challenged, invalidated or circumvented, that the scope of any of our patents will exclude competitors or that the patent rights granted to us will provide us any competitive advantage. In addition, we cannot assure you that our competitors will not seek to apply for and obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products either in the United States or in international markets. Further, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws of the United States.

In addition to patents, we rely on trade secrets and proprietary knowledge that we seek to protect, in part, through confidentiality agreements with employees, consultants and others. We cannot assure you that our proprietary information or confidentiality agreements will not be breached, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known to or independently developed by competitors.

We may face intellectual property infringement claims which would be costly to resolve

There has been substantial litigation regarding patent and other intellectual property rights in the medical device industry and our competitors may resort to intellectual property litigation as a means of competition. Intellectual property litigation is complex and expensive and the outcome is difficult to predict. We cannot assure you that we will not become subject to patent infringement claims or litigation. Litigation or regulatory proceedings may also be necessary to enforce our patents or other intellectual property rights. We may not always have the financial resources to assert patent infringement suits or to defend ourselves from claims. An adverse result in any litigation could subject us to liabilities to, or require us to seek licenses from or pay royalties to, others that may be substantial. Furthermore, we cannot assure you that the necessary licenses would be available to us on satisfactory terms, if at all.

Our success may depend in part on uncertain government health care policies and reimbursement by third parties

The willingness of hospitals to purchase our products may depend on the extent to which hospitals limit their own capital expenditures due to existing or future cost reimbursement regulations. In addition, sales volumes and prices of our products in certain markets will depend in part on the level of reimbursement to hospitals for blood analysis from third-party payors, such as government and private insurance plans, health maintenance organizations and preferred provider organizations. Third-party payors are increasingly challenging the pricing of medical procedures they consider unnecessary, inappropriate or not cost-effective. We cannot assure you that current reimbursement amounts, if any, will not be decreased in the future, and that any decrease will not reduce the demand for or the price of our products. Any federal or state health care reform measures could adversely affect the price of medical devices in the United States, including our products, or the amount of reimbursement available. We cannot predict whether any reform measures will be adopted or what impact they may have on us.

We must obtain regulatory approval for new products we develop

The Company and its products are regulated by the United States Food and Drug Administration (the “FDA”) under the Food, Drug and Cosmetic Act (the “FDC Act”). We have obtained pre-market notification clearances under Section 510(k) of the FDC Act to market at the point-of-care and in hospital laboratories our IRMA SL System to test blood gases, electrolytes (i.e., inorganic compounds including sodium, potassium, chloride and ionized calcium), blood urea nitrogen, glucose, lactate and hematocrit (i.e., concentration of red blood cells) in whole blood, and to market the Paratrend 7 and Neotrend to monitor blood gases and temperature, and the Neurotrend system to monitor oxygen, carbon dioxide, acidity and temperature in the brain. A Section 510(k) clearance is subject to continual review, and later discovery of previously unknown problems may result in restrictions on marketing or withdrawal of the product from the market. Our long-term business strategy includes development of cartridges and sensors for performing additional blood and tissue chemistry tests, and any new tests will be subject to the same regulatory process. We cannot assure you that we will be able to develop additional products or uses or that we will obtain the necessary clearances for new products and uses on a timely basis or at all.

We also market our products in several foreign markets. Requirements vary widely from country to country, ranging from simple product registrations to detailed submissions such as those required by the FDA. Our manufacturing facilities are also subject to FDA inspection on a periodic basis and we and our contract manufacturers must demonstrate compliance with current Quality System Regulations promulgated by the FDA. Violations of the applicable regulations at our manufacturing facilities or the manufacturing facilities of our contract manufacturers may prevent us from marketing of our products.

Our products and the technicians authorized to use them may be restricted by the Clinical Laboratory Improvement Act of 1988

Our intermittent testing products are affected by the Clinical Laboratory Improvement Act of 1988 (“CLIA”) which is regulated by the Centers for Medicare and Medicaid Services. This law is intended to assure the quality and reliability of all medical testing in the United States regardless of where tests are performed. The regulations require laboratories performing blood chemistry tests to meet specified standards in the areas of:

■	personnel qualification,

■	administration,

■	participation in proficiency testing,

■	patient test management,

■	quality control,

■	quality assurance, and

■	inspections.

The regulations have established three levels of regulatory control based on test complexity—“waived,” “moderate complexity” and “high complexity.” Although the tests performed by our products have been categorized as moderately complex, we cannot assure you that our products will not be placed in a more restrictive category. Personnel standards for high complexity tests are more rigorous than those for moderate complexity tests, requiring more education and experience. If our products are recategorized as high complexity tests, our ability to successfully market them to hospitals or other potential buyers may suffer. We cannot assure you that the CLIA regulations or various state licensing requirements for technicians will not have a material adverse effect on our financial condition or results of operation.

Our products may expose us to costly litigation

We may be exposed to product liability claims if a patient is adversely affected by our products. We maintain a general insurance policy which includes coverage for product liability claims. The policy is limited to a maximum of $1,000,000 per product liability claim and an annual aggregate policy limit of $10,000,000. We cannot assure you that our existing insurance coverage limits are adequate to cover any liabilities we might incur or that insurance will continue to be available on commercially reasonable terms, if at all.

We depend on contract manufacturers and suppliers for key components of our products

The majority of the raw materials and purchased components used to manufacture our products are readily available. Many of these raw materials and components are purchased from single sources due to technology, price, quality or other considerations. Some of these single-sourced components are manufactured to our specifications. Most of these items, however, may be sourced from other suppliers, often after a requalification process. Sourcing from alternative suppliers in some cases may require product design or software changes to accommodate variations from the original components. In the event that our supply of critical raw materials or components was interrupted due to the time required to requalify materials or components or modify product designs, our ability to manufacture the related product in desired quantities and in a timely manner could be adversely affected, potentially negatively impacting our financial condition and results of operations.

International operations will expose us to additional risks

Our distributors sell our products globally, including international markets, subject to receipt of required foreign regulatory approvals. We cannot assure you that our distributors will devote adequate resources to selling our products internationally. Doing business outside of the United States also exposes us to various risks that could have a material and adverse effect on our ability to market our products internationally, including:

■	changes in overseas economic and political conditions,

■	currency exchange rate fluctuations,

■	foreign tax laws, or

■	tariffs or other trade regulations.

Our business is also expected to subject us and our representatives, agents and distributors to laws and regulations of the foreign jurisdictions in which they operate or our products are sold. We may depend on foreign distributors and agents for compliance and adherence to foreign laws and regulations. We have no control over most of these risks and may be unable to anticipate changes in international economic and political conditions, and may be unable to alter our business practices in time to avoid any adverse effects.

We may be unable to meet our future capital requirements

We have prepared our consolidated financial statements for the year ended December 31, 2002 on a going-concern basis, which contemplates the realization of assets and satisfaction of liabilities and other commitments in the normal course of business. The report of our independent auditors contains an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern as a result of negative working capital, recurring losses and negative cash flows.

At December 31, 2002, we had negative working capital of approximately $1 million, a decrease of approximately $12.9 million from the working capital of $11.9 million reported at December 31, 2001. The decrease was impacted primarily by the reclassification of $7.3 million of Convertible Senior Secured Fixed Rate Notes due August 4, 2003 from long-term to current liabilities and an increase in net loss before depreciation and amortization and other noncash charges of approximately $4.6 million.

We incurred net losses of $7,531,016, $3,875,899 and $2,647,617 for the years ended December 31, 2002, 2001 and 2000, respectively, and have incurred net losses since inception. We expect financial results for the year ending December 31, 2003 to show an increase in net loss relative to 2002 due to lower expected revenue and increased sales and marketing expenses, primarily impacted by our transition to our new distribution and direct sales force channel model. Cash and marketable securities decreased by approximately $4.4 million during 2002 to $4 million. We are monitoring our cash position carefully and evaluating our future operating cash requirements in the context of our strategy, business objectives and expected business performance. As part of this, we have elected to delay project spending and capital expenditures, and are implementing other cost-cutting measures across all areas of our operations, including personnel, facilities and discretionary spending. A significant amount of available instrument inventory will allow a reduction of our inventory purchases and production requirements during 2003. Further, we are positioning our business for future sales and earnings growth with the pursuit of strategic partners for our businesses as well as the expansion of our global distribution channels, including a direct sales force in the United States, the United Kingdom and Germany, and third-party distributors outside of these countries. In addition to these measures, however, we will be required to raise additional capital during 2003 in order to sustain and fund our operations.

We are currently actively pursuing several alternatives for raising additional capital, including the issuance of debt or equity securities and strategic partner funding. The full principal balance of our $7.3 million Convertible Senior Fixed Rate Notes becomes due August 4, 2003. We are currently discussing with the note holders a potential extension of the notes under modified terms. If the note holders do not elect to extend the due date or exercise the conversion option at a price of $8.40 per share, we plan to refinance the notes with debt or equity to the extent cash flows from operations or partnering activities are not sufficient to retire the notes. There is no assurance that we will be able to refinance the notes or be able to refinance under favorable terms. Additionally, we have engaged the Seidler Companies to assist in our efforts to secure partners for strategic alliances and to raise additional capital. Through December 31, 2002, we raised approximately $149 million through the public and private sales of our equity securities and the issuance of convertible promissory notes. The issuance of equity related instruments to raise funding and achieve an extension of the notes is limited, however, to the level of our remaining unissued and available authorized shares, currently approximating 11.7 million shares. Our inability to obtain shareholder approval for an increase in authorized shares of common stock at our annual meeting in May 2003 may negatively affect our future ability to raise equity funding.

Our long-term capital requirements will depend upon numerous factors, including the impact of changes in distribution relationships and methods on revenue, the rate of market acceptance of our products, the level of resources devoted to expanding our business and manufacturing capabilities, and the level of research and development activities. While we believe that we will be able to raise adequate funding to meet our operational requirements, there can be no assurance that adequate funds will be available when needed and on acceptable terms. If we are unable to refinance or extend the due date for our notes, raise an adequate level of additional capital or generate sufficient cash flows from operations, our ability to execute our business plan and remain a going concern will be significantly impaired.